PW

11021813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAY 27 2011

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2010 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverton Securities (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Dunsmuir Street, 17th Floor
(No. and Street)

Vancouver	British Columbia	V7Y 1J5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Wolverton 604-622-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1600 - 333 Seymour Street	Vancouver	British Columbia	V6B 0A4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Brent Wolverton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverton Securities (USA) Ltd., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY K. ARNDT
Barrister & Solicitor
FARRIS, VAUGHAN, WILLS & MURPHY LLP
2500 - 700 West Georgia Street
P.O. Box 10026, Pacific Centre
Vancouver, BC V7Y 1B3

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial statements

(Expressed in U.S. dollars)

Wolverton Securities (USA), Ltd.

March 31, 2011

Contents

	Page
Report of independent registered public accounting firm	1-2
Statement of financial condition	3
Statement of loss	4
Statement of changes in financial condition	5
Statement of changes in stockholder's equity	6
Notes to the financial statements	7-11
Schedule 1 - computation of net capital	12-13
Schedule 2 - other representations	14
Schedule 3 - reconciliation of computation of net capital	15
Schedule 4 - supplementary report of independent registered public accounting firm on internal control	16-17

Grant Thornton

Report of independent registered public accounting firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of Wolverton Securities (USA), Ltd.

We have audited the accompanying statement of financial condition of Wolverton Securities (USA), Ltd. as of March 31, 2011, and the related statements of loss, changes in financial condition and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolverton Securities (USA), Ltd. as of March 31, 2011, and the results of its operations, changes in financial condition and changes in stockholder's equity for the year then ended in conformity accounting principles generally accepted in the United States of America.

Grant Thornton

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, other representations, and reconciliation of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada

May 24, 2011

Chartered accountants

Wolverton Securities (USA), Ltd.
Statement of financial condition

(Expressed in U.S. dollars)

March 31		2011		2010
Assets				
Current				
Cash	$	**336,380**	$	280,874
Marketable securities		**15,504**		12,774
Accounts receivable		**69,101**		12,103
Due from broker and dealer		**53,463**		53,462
Prepaid expenses		**19,387**		13,826
	$	**493,835**	$	373,039
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**56,040**	$	27,120
Due to parent Company (Note 5)		**75,067**		20,838
		131,107		47,958
Stockholder's equity				
Common stock (Note 4)		**450,000**		400,000
Deficit		**(87,272)**		(74,919)
		362,728		325,081
	$	**493,835**	$	373,039

On behalf of the Board

_______________________________ Director

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of loss

(Expressed in U.S. dollars)

Year ended March 31	2011	2010
Income		
Commission	$ **388,084**	$ 174,822
Interest	**8,036**	5,712
Unrealized gain on marketable securities and other income	**18,100**	1,478
	414,220	182,012
Expenses		
Bank charges	**478**	389
Commissions paid	**188,929**	87,411
Professional dues (Note 5)	**122,828**	45,222
Professional fees	**22,983**	15,044
Quotation	**74,685**	58,210
Sundry	**16,670**	9,132
	426,573	215,408
Net loss	$ **(12,353)**	$ (33,396)

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of changes in financial condition

(Expressed in U.S. dollars)

Year ended March 31		2011		2010
Cash derived from (applied to)				
Operating				
Net loss	$	**(12,353)**	$	(33,396)
Change in market value of marketable securities		**(2,730)**		(1,026)
Change in non-cash operating working capital				
(Increase) decrease in accounts receivable		**(56,998)**		1,847
Increase in due from broker and dealer		**(1)**		-
(Increase) decrease in prepaid expenses		**(5,561)**		1,365
Increase in accounts payable and accrued liabilities		**28,920**		4,712
		(48,723)		(26,498)
Financing				
Issuance of common shares		**50,000**		-
Net advances from (to) parent Company		**54,229**		(5,246)
		104,229		(5,246)
Net increase (decrease) in cash		**55,506**		(31,744)
Cash, beginning of year		**280,874**		312,618
Cash, end of year	$	**336,380**	$	280,874

Supplemental cash flow information				
Interest received	$	**8,036**	$	5,712

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of changes in stockholder's equity

(Expressed in U.S. dollars)
Year ended March 31

	Common stock						
	Shares		Amount		Deficit		Total
Balance, March 31, 2009	400,000	$	400,000	$	(41,523)	$	358,477
Net loss, year ended March 31, 2010	-		-		(33,396)		(33,396)
Balance, March 31, 2010	400,000		400,000		(74,919)		325,081
Net loss, year ended March 31, 2011	**-**		**-**		**(12,353)**		**(12,353)**
Share issuance, 2011	**50,000**		**50,000**		**-**		**50,000**
Balance, March 31, 2011	**450,000**	**$**	**450,000**	**$**	**(87,272)**	**$**	**362,728**

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Notes to the financial statements

(Expressed in U.S. dollars)
March 31, 2011

1. Nature of operations

Wolverton Securities (USA), Ltd. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated in the State of Washington on July 3, 1996.

The Company became a registrant with the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers Inc.) of the United States of America on November 7, 1997.

The Company operates under an introducer/carrier broker agreement with Legent Clearing LLC.

2. Summary of significant accounting policies

Generally accepted accounting principles

These financial statements are prepared in U.S. dollars, in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Marketable securities

Equity investments for which market quotations are readily available will generally be valued at the most recently available closing market prices.

Revenue recognition

Commission revenue consists of revenue generated through brokerage services provided to clients, recognized on a settlement date basis.

Interest revenue consists of a share of interest earned on client accounts held by Legent Clearing LLC.

Foreign currency translation

Monetary asset and liability accounts denominated in Canadian currency are translated into U.S. dollars at the exchange rate in effect at the statement of financial condition date. Revenues and expenses denominated in Canadian currency are translated at the exchange rate in effect at the transaction date. Gains and losses in foreign currencies from currency transactions are included in the determination of loss for the year.

2. Summary of significant accounting policies (continued)

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

Accounting for uncertainty in income taxes

The Company recognizes uncertain tax positions that are "more-likely-than-not" (50% or greater), based on the technical merits of the position. With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by FIN 48 (now known as ASC 740).

Based on this review, the provisions of FIN 48 did not have a material impact on the Company's financial statements.

3. Financial instruments

Fair value

The financial instruments consist of cash, marketable securities, accounts receivable, due from broker and dealer, accounts payable and accrued liabilities, and due to parent Company.

The Company follows guidance under ASC Topic 820, *Fair Value Measurements and Disclosures*, with regard to financial assets and liabilities measured on a recurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity

(Expressed in U.S. dollars)

3. Financial instruments (continued)

Fair value (continued)

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis and subject to the disclosure requirements of ASC 820 as of March 31, 2011 and 2010 are summarized below:

	Quoted market prices in active markets (level 1)	Internal models with significant observable marketable parameters (level 2)	Internal models with significant unobservable marketable parameters (level 3)	Total fair value reported in statement of financial condition
As at March 31, 2011				
Marketable securities	**$ 15,504**	**$ -**	**$ -**	**$ 15,504**
Total investments at fair value	**$ 15,504**	**$ -**	**$ -**	**$ 15,504**
As at March 31, 2010				
Marketable securities	$ 12,774	$ -	$ -	$ 12,774
Total investments at fair value	$ 12,774	$ -	$ -	$ 12,774

The Company's investments in marketable securities are recorded at fair value based on quoted market prices. The unrealized gain earned on marketable securities held during the year was $2,730 (2010: $1,026). This amount is included in the financial statement line item, *unrealized gain on marketable securities and other income*.

The carrying value of other financial instruments, including cash, accounts receivable, due from broker and dealer, accounts payable and accrued liabilities, and due to parent Company approximate fair value due to their short maturities.

Risk management

In the normal course of business the Company is exposed to interest rate risk, credit risk, liquidity risk, and foreign exchange risk. These risks are managed in the following manner:

a *Interest rate risk*

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company and the interest revenue earned by the Company. The Company is exposed to interest rate risk on the amounts due from broker and dealer.

3. Financial instruments (continued)

Risk management (continued)

b *Credit risk*

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction may fail to perform under its contractual commitment, resulting in a financial loss to the Company. The primary counterparty is the Company's carrying broker, Legent Clearing LLC.

As at March 31, 2011, management believes the counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

c *Liquidity risk*

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the Company's liquidity position to ensure that the Company has access to enough readily available funds to cover its financial obligations as they come due.

The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid.

d *Foreign exchange risk*

The Company is charged by its parent Company, Wolverton Securities Ltd., for its proportionate share of operating expenses incurred. The costs incurred by the parent Company are denominated in Canadian dollars; thus the Company is exposed to foreign exchange risk on the conversion of those amounts to U.S. dollars.

4. Common stock	2011	2010
Authorized		
1,000,000 shares of common stock with no par value		
Issued		
450,000 common shares (2010: 400,000)	$ **450,000**	$ 400,000

(Expressed in U.S. dollars)

5. Related party transactions

During the year, the Company was charged $108,634 (2010: $17,256) by its parent Company, Wolverton Securities Ltd., for its proportionate share of professional dues incurred. In addition, during the year, the Company issued 50,000 common shares (2009: Nil) to Wolverton Securities Ltd. at a price of $1 per share.

At March 31, 2011, the amount due to its parent Company is $75,067 (2010: $20,838).

The amounts due to its parent Company are non-interest bearing and have no set terms of repayment.

The above transactions occurred in the normal course of operations and are measured at the exchange amount agreed to by the related parties.

6. Income taxes

The Company has approximately $77,782 (2010: $62,000) of unused tax losses that may be claimed to reduce future taxable income. A full valuation allowance has been provided against this amount due to the uncertainty regarding the realization of the deferred income tax asset.

7. Subsequent events

The Company has evaluated its operations subsequent to March 31, 2011, through the audit report date and has determined there are no material subsequent events to disclose in the financial statements.

Wolverton Securities (USA), Ltd.

Schedule 1

Focus Report – Part IIA – Computation of Net Capital

(Expressed in U.S. dollars)
March 31, 2011

1			Total ownership equity (o/e)	$ 362,728
2			Deduct o/e not allowable for net capital	
3			Total o/e qualified for net capital	362,728
4			Add:	
	A		Allowable subordinated liabilities	
	B		Other deductions or credits	
5			Total capital and allowable subloans	362,728
6			Deductions and/or charges:	
	A		Total non-allowable assets	(19,387)
	B		Aged fail to deliver	
		1	Number of items	
	F		Other deductions and/or charges	
7			Other additions and/or allowable credits	
8			Net capital before haircuts	343,341
9			Haircuts on securities:	
	A		Contractual commitments	
	B		Subordinated debt	
	C		Trading and investment sec:	
		1	Exempted securities	
		2	Debt securities	
		3	Options	
		4	Other securities	(2,326)
	D		Undue concentration	
	E		Other	
10			Net capital	$ 341,015
11			Minimum net capital required (based on aggregate indebtedness)	$ 8,740
12			Minimum dollar requirement	$ 250,000
13			Net capital requirement (greater of line 11 or 12)	$ 250,000
14			Excess net capital	$ 91,015
15			Net capital less greater of 10% of line 19 or 120% of line 12	$ 41,015

Wolverton Securities (USA), Ltd.

Schedule 1 (continued)

Focus Report – Part IIA – Computation of Net Capital

(Expressed in U.S. dollars)
March 31, 2011

Computation of aggregate indebtedness

16	Total AI liability from statement of financial condition	$	**131,107**
17	Add:		
A	Drafts for immediate credit		
B	Market value of sec borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
19	Total aggregate indebtedness	$	**131,107**
20	Ratio of AI/NC		**38.45%**
29	Percentage of debt to debt equity		**0.00%**

Wolverton Securities (USA), Ltd.
Other Representations

Schedule 2

(Expressed in U.S. dollars)
March 31, 2011

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2011. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2011. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2011. There have been no material inadequacies found to exist since the date of the last annual audit.

Wolverton Securities (USA), Ltd.

Schedule 3

Reconciliation of computation of net capital

(Expressed in U.S. dollars)
March 31, 2011

Net capital per firm (per March 31, 2011 focus report submitted)	$	**341,015**
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2011	$	**341,015**

Wolverton Securities (USA), Ltd.

Schedule 4

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in U.S. dollars)
March 31, 2011

The Board of Directors
Wolverton Securities (USA), Ltd.
Vancouver, BC

In planning and performing our audit of the financial statements of Wolverton Securities (USA), Ltd. (the "Company") as at and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

Our audit was also not designed to identify all deficiencies in internal control that might be significant deficiencies. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. We have identified certain deficiencies in internal controls that we consider to be significant deficiencies, and communicated them to management and those responsible for oversight of the Company's financial reporting on May 17, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Grant Thornton LLP

Vancouver, Canada

May 24, 2011

Chartered accountants